Exhibit 99.1

Northern Dynasty: Pebble Partnership CEO Tom Collier submits ‘letter of resignation’

September 23, 2020 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") announced today that Tom Collier, CEO of its 100%-owned US-based subsidiary Pebble Limited Partnership (the “Pebble Partnership”), has submitted his resignation in light of comments made about elected and regulatory officials in Alaska in private conversations covertly videotaped by an environmental activist group.

Collier’s resignation has been accepted by Northern Dynasty’s senior management and Board of Directors. The Company has named former Pebble Partnership CEO John Shively, a well-known and respected Alaska business and political leader who most recently served as Chairman of the Pebble Partnership’s general partner, Pebble Mines Corp., as interim CEO pending a leadership search.

Collier’s comments embellished both his and the Pebble Partnership’s relationships with elected officials and federal representatives in Alaska, including Governor Dunleavy, Senators Murkowski and Sullivan and senior representatives of the US Army Corps of Engineers (“USACE”). The comments were clearly offensive to these and other political, business and community leaders in the state and for this, Northern Dynasty unreservedly apologizes to all Alaskans.

Conversations with Collier, as well as others with Northern Dynasty President & CEO Ron Thiessen, were secretly videotaped by two unknown individuals posing as representatives of a Hong Kong-based investment firm with links to a Chinese State-Owned Enterprise (SOE). A Washington DC-based environmental group, the Environmental Investigation Agency, released the tapes online Monday after obscuring the voices and identities of the individuals posing as investors.

“The unethical manner in which these tapes were acquired does not excuse the comments that were made, or the crass way they were expressed,” said Ron Thiessen, Northern Dynasty President & CEO. “On behalf of the Company and our employees, I offer my unreserved apology to all those who were hurt or offended, and all Alaskans.”

A former Commissioner of the Alaska Department of Natural Resources, senior executive with NANA Regional Corporation, and current Alaska Railroad Corporation Director, John Shively said the Pebble Project is too important to the region and the state not to proceed, and for every effort not to be made to develop the project responsibly in the best interests of all Alaskans.

“My priority is to advance our current plan through the regulatory process so we can prove to the state’s political leaders, regulatory officials and all Alaskans that we can meet the very high environmental standards expected of us,” he said.

Thiessen said the two actors posing as foreign investors on behalf of the Environmental Investigation Agency were clearly trying to entrap the two executives into stating there is a defined plan to expand Pebble beyond the 20-year mine life currently being permitted. In this objective, he said, they clearly failed.

“The mine development proposal currently being evaluated by the USACE, and for which we expect a final Record of Decision this fall, provides for 20 years of mining at an average daily throughput of 180,000 tons, and processing of 1.3 billion tons of mineralized material,” Thiessen said. “What we have said consistently, and is reinforced in the ‘Pebble tapes’ released this week, is the operator of the Pebble mine may decide at some point in the future to propose additional phases of development, but there exists no formal plan to do so today.”

Thiessen added that any extension or expansion of the Pebble Project proposed in future would have to go through a comprehensive, multi-year federal and state permitting process.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership (“PLP”), is a 100% interest in a contiguous block of 2,402 mineral claims in southwest Alaska, including the Pebble deposit. PLP is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

US Media Contact:
Dan Gagnier
Gagnier Communications
(646) 569-5897

Forward Looking Information and other Cautionary Factors
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. These statements include statements regarding (i) the mine plan for the Pebble Project, (ii) the social integration of the Pebble Project into the Bristol Bay region and benefits for Alaska, (iii) the political and public support for the permitting process, (iv) the issuance of a positive Record of Decision by the US Army Corps of Engineers and the ability of the Pebble Project to secure state permits, (v) the right-sizing and de-risking of the Pebble Project, (vi) the design and operating parameters for the Pebble Project mine plan, (vii) exploration potential of the Pebble Project, (viii) future demand for copper and gold, (ix) the potential partnering of the Pebble Project, and (x) the ability and timetable of NDM to develop the Pebble Project and become a leading copper, gold and molybdenum producer. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project or develop the Pebble Project. Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) studies for the development of the Pebble Project will be positive, (iii) NDM’s estimates of mineral resources will not change, (iv) NDM will be able to establish the commercial feasibility of the Pebble Project, and (v) NDM will be able to secure the financing required to develop the Pebble Project. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) finalization of the mine plan for the Pebble Project, (iii) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (iv) completion of all necessary engineering for mining and processing facilities, (v) the inability of NDM to secure a partner for the development of the Pebble Project, and (vi) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction, which financing may not be available to NDM on acceptable terms or on any terms at all. NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, such as the current uncertainties with regard to COVID-19.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that contemplated in this presentation. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com